                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ________________________

                                Final Amendment
                                      to
                                SCHEDULE 14D-1
                            Tender Offer Statement
                         Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                                      and

                                Amendment No.1
                                      to
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                           ________________________

                      SHARED TECHNOLOGIES FAIRCHILD, INC.
                               (Subject Company)
                           ________________________
                        INTERMEDIA COMMUNICATIONS INC.
                          MOONLIGHT ACQUISITION CORP.
                                   (Bidders)
                            _______________________

                    Common Stock, Par Value $.004 Per Share
                        (Title of Class of Securities)
                           ________________________
                                  8189051011
                     (CUSIP Number of Class of Securities)
                           ________________________

                               Robert M. Manning
                Senior Vice President, Chief Financial Officer
                        Intermedia Communications Inc.
                             3625 Queen Palm Drive
                             Tampa, Florida  33619
                                (813) 829-0011

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ________________________
                                    Copy to:

                            Ralph J. Sutcliffe, Esq.
                      Kronish, Lieb, Weiner & Hellman LLP
                            1114 Avenue of Americas
                         New York, New York 10036-7798
                                 (212) 479-6170

                                SCHEDULE 14D-1

                                 -------------
                             CUSIP No. 8189051011

                                 -------------

------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS:
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
    Moonlight Acquisition Corp.
    Not Assigned
------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [_]
    (See Instructions)                                  (b) [_]
------------------------------------------------------------------
 3  SEC USE ONLY
------------------------------------------------------------------
 4  SOURCES OF FUNDS (See Instructions)
    AF
------------------------------------------------------------------
 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(e) OR 2(f)                          [_]
------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,859,039 shares of Common Stock, $.004 par value
------------------------------------------------------------------
 8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES (See Instructions)                       [_]
------------------------------------------------------------------
 9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 77.0%
------------------------------------------------------------------
10  TYPE OF REPORTING PERSON (See Instructions)
    CO
------------------------------------------------------------------

                                SCHEDULE 14D-1

                                 ------------
                             CUSIP No. 8189051011
                                 ------------
------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS:
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
    Intermedia Communications Inc.
    59-291-3586
------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [_]
    (See Instructions)                                  (b) [_]
------------------------------------------------------------------
 3  SEC USE ONLY
------------------------------------------------------------------
 4  SOURCES OF FUNDS (See Instructions)
    WC
------------------------------------------------------------------
 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(e) or 2(f)                          [_]
------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,859,039 shares of Common Stock, $.004 par value
------------------------------------------------------------------
 8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES (See Instructions)                       [_]
------------------------------------------------------------------
 9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 77.0%
------------------------------------------------------------------
10  TYPE OF REPORTING PERSON (See Instructions)
    HC, CO
------------------------------------------------------------------

     This Amendment constitutes (a) the Final Amendment to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission ("Commission") on November 26, 1997, as amended by Amendment No. 1 filed on December 23, 1997 (the "Schedule 14D-1"), relating to a tender offer by Moonlight Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Intermedia Communications Inc., a Delaware corporation ("Parent"), to purchase up to 4,000,000 shares of Common Stock, par value $.004 per share (the "Shares"), of Shared Technologies Fairchild, Inc., a Delaware corporation (the "Company"), at $15.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 26, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed as Exhibits to the Schedule 14D-1 and (b) Amendment No. 1 to the Schedule 13D (the "Schedule 13D") filed with the Commission as part of the Schedule 14D-1 on November 26, 1997. This Final Amendment to the Schedule 14D-1 and Amendment No. 1 to the
Schedule 13D amends and supplements the Schedule 14D-1 and the Schedule 13D. Pursuant to General Instruction F to the Tender Offer Statement on Schedule 14D-1, this Final Amendment also constitutes a filing satisfying the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to Shares acquired by Purchaser pursuant to the Offer. Capitalized terms used herein and not defined herein have the meanings specified in the Offer to Purchase.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     (a) and (b) At 12:00 a.m., New York City time, on Friday, December 26, 1997, the Offer expired. Based on a preliminary count, approximately 17,076,619 Shares were tendered pursuant to the Offer, of which 2,038,461 were tendered pursuant to notice of guaranteed delivery. Such Shares constituted approximately 99.4% of the issued and outstanding Shares.

     On December 27, 1997, 4,000,000 Shares were accepted for payment by Purchaser based upon the proration formula contained in the Offer to Purchase. Because of the difficulty of determining the precise number of Shares validly tendered, Purchaser does not expect to be able to announce the final proration factor or pay for any Shares until at least five business days after the expiration of the Offer.

     After Purchaser acquires the Shares, Parent and Purchaser will own 5,134,500 Shares, representing approximately 29.8% of the Shares. If Parent exercises its rights under the Stock Option Agreement (and converts the shares of Convertible Preferred Stock it owns and exercises all of its options to purchase Shares), Parent and Purchaser will own an aggregate amount of Shares, Preferred Shares and options, which if converted and exercised, would constitute approximately 16,859,039 Shares (or 66.5% of the issued and outstanding Shares on a fully diluted basis). As determined pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Parent and Purchaser beneficially own 77.0% of the issued and outstanding Shares.

     A copy of the press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(10) Press Release issued by Parent on December 29, 1997 announcing the expiration of the Offer and the acceptance for payment by Purchaser for 4,000,000 Shares validly tendered and not withdrawn pursuant to the Offer based upon the proration formula contained in the Offer to Purchase.

                                  SIGNATURES

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              INTERMEDIA COMMUNICATIONS INC.

                              By: /s/ Robert M. Manning
                                  --------------------------
                                  Name:  Robert M. Manning
                                  Title: Senior Vice President, Chief
                                  Financial Officer and Secretary



                              MOONLIGHT ACQUISITION CORP.

                              By: /s/ Robert M. Manning
                                  --------------------------
                                  Name: Robert M. Manning
                                  Title: President, Secretary and
                                         Treasurer

Dated: December 29, 1997

                                 EXHIBIT INDEX


EXHIBIT                                                           PAGE
NO.                            DESCRIPTION                         NO.
--------- ------------------------------------------------------  ----
(a)(10) Press Release issued by Parent on December 29, 1997 announcing the expiration of the Offer and the acceptance for payment by Purchaser for 4,000,000
          Shares validly tendered and not withdrawn pursuant to the Offer based upon the proration formula contained in the Offer to Purchase.